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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

LIBERTY MEDIA INTERNATIONAL, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 530719103
Series B Common Stock: 530719202
(CUSIP Numbers)

John C. Malone
c/o Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 7, 2004
(Date of Events which Require Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 530719103 (Series A Common Stock)
CUSIP NO. 530719202 (Series B Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY		7	SOLE VOTING POWER Series A: 831,994 (1, 2) Series B: 5,820,671 (1, 3)
OWNED BY
EACH REPORTING		8	SHARED VOTING POWER 0
PERSON
		9	SOLE DISPOSITIVE POWER Series A: 831,994 (1, 2) Series B: 5,820,671 (1, 3)

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A: 831,994 (1, 2) Series B: 5,820,671 (1, 3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A: 0.6% (2, 4) Series B: 90.6% (3, 4)

14	TYPE OF REPORTING PERSON IN

(1)
Includes: (a) 75,252 shares of Series A common stock and 170,471 shares of Series B common stock held by Mr. Malone's wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership; (b) 39,455 shares of Series A common stock held in a 401(k) savings account for the benefit of Mr. Malone; (c) 40,000 shares of Series A common stock and 91,789 shares of Series B common stock held by two irrevocable trusts with respect to which Mr. Malone retains certain rights; and (d) 206 shares of Series A common stock and 373,275 shares of Series B common stock which may be acquired within 60 days of June 7, 2004 pursuant to stock options. Mr. Malone has the right to convert the options to purchase shares of Series B common stock into options to purchase shares of Series A common stock.

(2)
Does not include shares of Series A common stock issuable upon (x) conversion of shares of Series B common stock owned by Mr. Malone or his wife or (y) exercise of options to acquire shares of Series B common stock that were converted into options to acquire shares of Series A common stock by Mr. Malone; however, if such shares of Series A common stock were included, Mr. Malone would have sole voting and dispositive power over 6,652,665 shares of Series A common stock, and the percent of Series A common stock, as a series, represented by Mr. Malone's beneficial ownership would be 4.6%, in each case subject to the relevant footnotes set forth herein.

(3)
Does not include shares of Series B common stock issuable pursuant to an option which the Compensation Committee of the Board of Directors of the Issuer has agreed to grant to Mr. Malone. See Item 6.

(4)
According to information supplied by the Issuer, the Issuer had 139,921,145 shares of Series A common stock and 6,053,173 shares of Series B common stock outstanding as of June 7, 2004. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 28.9% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA INTERNATIONAL, INC.

Item 1. Security and Issuer.

        John C. Malone is filing this Statement on Schedule 13D (the "Statement") with respect to the following series of common stock of Liberty Media International, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Mr. Malone:

        (a)   Series A Common Stock, par value $.01 per share (the "Series A Common Stock"); and

        (b)   Series B Common Stock, par value $.01 per share (the "Series B Common Stock," and together with the Series A Common Stock, the "Common Stock").

        The Issuer's executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

        Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on June 7, 2004 (the "Distribution Date"), of shares of Series A Common Stock and Series B Common Stock in connection with the distribution (the "Distribution") by Liberty Media Corporation, a Delaware corporation ("LMC"), of all of the outstanding shares of Common Stock as of the Distribution Date to LMC's shareholders on a pro rata basis.

        Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

Item 2. Identity and Background.

        The reporting person is John C. Malone, whose business address is c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is the President, Chief Executive Officer and Chairman of the Board of the Issuer.

        During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds.

        Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Distribution. In the Distribution, Mr. Malone received .05 of a share of Series A Common Stock for each share of LMC's Series A common stock, par value $0.01 per share

(the "LMC Series A Common Stock"), beneficially owned by him as of 5:00 p.m. New York City time, on June 1, 2004 (the "Record Date"), and .05 of a share of Series B Common Stock for each share of LMC's Series B common stock, par value $0.01 per share (the "LMC Series B Common Stock," and together with the LMC Series A Common Stock, the "LMC Common Stock"), beneficially owned by him as of the Record Date. (All fractional shares resulting from the application of the exchange ratio in the Distribution are being cashed out by LMC. No fractional shares were issued in the Distribution.) In addition, Mr. Malone received, for each option to purchase shares of LMC Common Stock (an "LMC Option") held by him as of the Record Date, an option (an "LMI Option") to purchase shares of the same series of Common Stock as the series of LMC Common Stock for which such LMC Option was exercisable as of the Record Date, exercisable for the number of shares of such series of Common Stock that would have been issued in the Distribution in respect of the shares of LMC Common Stock subject to such LMC Option, if such LMC Option had been exercised in full immediately prior to the Record Date. Each such LMC Option was adjusted in the Distribution, such that the aggregate exercise price of each such LMC Option was allocated between the corresponding LMI Option and the adjusted LMC Option.

Item 4. Purpose of Transaction.

        Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Distribution. Mr. Malone is the President, Chief Executive Officer and Chairman of the Board of the Issuer. In addition, because the holders of Series B Common Stock are entitled to cast ten votes per share and the holders of Series A Common Stock are entitled to cast one vote per share, Mr. Malone's beneficial ownership of Common Stock constitutes approximately 28.9% of the combined voting power of the Series A Common Stock and Series B Common Stock.

        Except as described in Item 6 below, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

        Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any conclusion as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

        (a)   Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 831,994 shares of Series A Common Stock (including (x) 75,252 shares held by his wife as to which he disclaims beneficial ownership and (y) 206 shares that may be acquired within 60 days of June 7, 2004 pursuant to stock options), which represent 0.6% of the outstanding shares of Series A Common Stock; and (ii) 5,820,671 shares of Series B Common Stock (including (A) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (B) 373,275 shares that may be acquired within 60 days of June 7, 2004 pursuant to stock options), which represent approximately 90.6% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 139,921,145 shares of Series A Common Stock and (2) 6,053,173 shares of Series B Common Stock, in each case outstanding as of June 7, 2004. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 28.9% of the voting power with respect to the general election of directors of the Issuer. See Items 4 and 6.

        (b)   Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.

        (c)   Except as reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

        (d)   Not Applicable.

        (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Issuer has agreed to grant to Mr. Malone an immediately exercisable option (the "Series B Option") to acquire that number of shares of Series B Common Stock as will be equal to 1% of the aggregate number of shares of Common Stock outstanding immediately following the Distribution and after giving effect, on a pro forma basis, to the exercise of the Series B Option, at a per share exercise price equal to 110% of the market value of the Series A Common Stock, as determined by the Compensation Committee of the Board of Directors of the Issuer. Mr. Malone's rights with respect to the Series B Option and any shares issued upon exercise thereof will vest at the rate of 20% per year on each anniversary of the Distribution Date provided that Mr. Malone continues to have a qualifying relationship (whether as a director, officer, employee or consultant) with the Issuer (or any successor thereto), and that if Mr. Malone ceases to have such a qualifying relationship (subject to certain exceptions, including for his death or disability), the unvested portion of the Series B Option will terminate and/or the Issuer will have the right to require Mr. Malone to sell to the Issuer, at the exercise price of the Series B Option, any shares acquired upon exercise of any unvested portion of the Series B Option. At the date of this Statement, the definitive terms of the Series B Option have not yet been determined by the Compensation Committee, and no option agreement has been entered into between the Issuer and Mr. Malone. Accordingly, the shares acquirable pursuant to the Series B Option have not been reported as beneficially owned by Mr. Malone in this Statement.

        The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

        Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2004

/s/ JOHN C. MALONE John C. Malone

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE